

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2021

Bill Chen
Chairman and Chief Executive Officer
Lakeshore Acquisition I Corp.
Suite A-2F, 555 Shihui Road, Songjiang District
Shanghai, China 201100

      Re: Lakeshore Acquisition I Corp.
          Amendment No. 1 to Registration Statement on Form S-1
          Filed April 22, 2021
          File No. 333-255174

Dear Mr. Chen:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1 filed April 22, 2021

General

1. Please revise your prospectus to describe the exclusive forum provision contained in Section 9.3 of Exhibit 4.4. Additionally, please include risk factor disclosure regarding the exclusive forum provision in the warrant agreement.

      You may contact Frank Knapp at 202-551-3805 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Gowetski at 202-551-3401 or Pam Long at 202-551-3765 with any other questions.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Real Estate & Construction

cc: Giovanni Caruso